

11021976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**



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SEC FILE NUMBER
8- 50886

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

45 Broadway, 32nd Floor
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore C. Caruso   212-344-5747, ext. 3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP
(Name – *if individual, state last, first, middle name*)

722 N. Broadway	White Plains	NY	10603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Salvatore C. Caruso _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Legend Securities, Inc. _____ , as

of December 31 _____ , 20 10 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Adina Davydov March 30, 2011

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

_____
Notary Public

_____
Signature

President & CFO
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Salvatore Caruso

From: Voltz, Marc [Marc.Voltz@finra.org]
Sent: Thursday, February 24, 2011 7:11 PM
To: Salvatore Caruso
Cc: Anthony Fusco; Terence Harper
Subject: RE: Audited Financials Extension Request

Sal, The annual audit extension has been granted with a new due date of 3/31/2011. Your Audit is due in Rockville, MD on or before midnight on 3/31/2011.

From: Salvatore Caruso [mailto:scaruso@legendsecurities.com]
Sent: Thursday, February 24, 2011 8:17 AM
To: Voltz, Marc
Cc: Anthony Fusco; 'Terence Harper'
Subject: Audited Financials Extension Request
Importance: High

Good Morning Marc,

We need a little more time to complete Legend's audited financials. I have attached the extension request to this email. You will also be receiving a separate letter from Terence Harper, the individual conducting the audit from Seligson & Giannattasio, LLP.

Thanks for your help with this!

Respectfully yours,

Salvatore C. Caruso, President & CCO



45 Broadway, 32nd Floor
New York, NY 10006
SCaruso@legendsecurities.com
P (212) 344-5747, Ext. 3031
F (212) 898-1224

SELIGSON &GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Legend Securities, Inc.

We have audited the accompanying statement of financial condition of Legend Securities, Inc. (the "Company"), as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Legend Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio, LLP
White Plains NY
March 29, 2011

LEGEND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current assets:		
Cash and cash equivalents		$ 253,961
Account receivable		1,063,746
Marketable securities at market value		36,514
Nonmarketable securities		750
Investment in Quantex Clearing LLC		11,050,689
Receivable from clearing agent		262,904
Other current assets		70,125
Total current assets		12,738,689
Furniture and equipment – net		48,050
Other assets:		
Security deposits		35,500
Total assets		$12,822,239

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 1,161,228
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding	$ --	
Series A – 1,000,000 shares authorized, none outstanding		
Common stock, $.0001 par value, 200,000,000 shares authorized, 175,250,000 issued, 175,000,000 outstanding	17,525	
Additional paid-in-capital	11,502,164	
Treasury stock	--	
Retained earnings	141,322	
Total stockholders' equity		11,661,011
Total liabilities and stockholders' equity		$12,822,239

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions and fees		$11,938,716
Interest and dividend income		45,578
Total revenue		11,984,294
Expenses:		
Payroll, commissions and benefits	$8,143,175	
Floor brokerage and clearance charges	1,971,313	
Communications	75,230	
Professional fees	656,450	
Depreciation expense	14,313	
Regulatory costs	159,936	
Interest expense	10,794	
Other general and administrative expenses	829,897	
Total expenses		11,861,108
Income before income taxes		123,186
Income taxes		9,873
Net income		$ 113,313

See notes to financial statements.

SELIGSON
&GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

To the Board of Directors of Legend Securities, Inc.
45 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Legend Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP
White Plains, NY
March 29, 2011

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended ___December 31, 2010___

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

| 8-50886 | FINRA | Dec-10 |

Legend Securities, Inc.

39 Broadway, Suite 740

| New York | NY: | 10006 |

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Salvatore Caruso   (212) 344-5747

2. A. General assessment (item 2e from page 2) $ _____ 26,015

  B. Less payment made with SIPC-6 filed (exclude interest)   (_____ 12,021)

  ___7/28/2010 & 11/4/2010___
  Date Paid

  C. Less prior overpayment applied   (_____ 3,136)

  D. Assessment balance due or (overpayment)   _____ 10,858

  E. Interest computed on late payment (see instructions E) for _____ days at 20% per annum   _____ -

  F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 10,858

  G. PAID WITH THIS FORM
  Check enclosed, payable to SIPC
  Total (must be same as F above) $ _____ 10,858

  H. Overpayment carried forward $(_____ -)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

_____

_____

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Legend Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _28_ day of ___February___ 20 _11_

President & CCO
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates.

Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___January 1, 2010___
and ending ___December 31, 2010___
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,984,294

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. -

(2) Net loss from principal transactions in securities in trading accounts. 5,284

(3) Net loss from principal transactions in commodities in trading accounts. -

(4) Interest and dividend expense deducted in determining item 2a. -

(5) Net loss from management of or participation in the underwriting or distribution of securities. -

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. -

(7) Net loss from securities in investment accounts. -

Total additions 5,284

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. 208,030

(2) Revenues from commodity transactions. -

(3) Commissions. floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,367,663

(4) Reimbursements for postage in connection with proxy solicitation. -

(5) Net gain from securities in investment accounts. -

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. -

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 3,000

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Consulting fees 5,000

(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -

Enter the greater of line (i) or (ii) -

Total deductions 1,583,693

2d. SIPC Net Operating Revenue $ 10,405,885

2e. General Assessment @ .0025 $ 26,015

(to page 1, line 2.A.)

2

Chase Online

ADVANCED BUS CHKG (...3665)

Check Number: 5100   **Post Date:** 03/10/2011   **Amount of Check:** $10,858.00



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LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

Legend Securities, Inc. (the "Company") is a nonclearing broker-dealer in securities registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company was organized on January 28, 1998 under the laws of the State of New York and commenced operations on November 10, 1998 under the name SPS Securities, Inc. In 1999, the Company changed its name to Marlin Trading, Inc. On June 1, 2001, the name was changed to Legend Securities, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Commissions and securities transactions

Commissions earned from customer securities transactions are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Depreciation

Furniture and equipment are recorded at cost. Depreciation is generally provided on a straight-line method over the estimated useful lives of the various assets as follows:

Furniture	7 years
Computer and office equipment	5 years

Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

LEGEND SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 113,313
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	14,312
Changes in operating assets and liabilities:	
Receivable from clearing agent	(575,038)
Proceeds from the sale of trading securities	784,429
Prepaid expenses	(26,981)
Other assets	30,000
Accounts payable and accrued expenses	(86,385)
NET CASH FLOWS FROM OPERATING ACTIVITIES	253,650
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(46,356)
NET CASH FLOWS FROM FINANCING ACTIVITIES	--
NET CHANGE IN CASH AND CASH EQUIVALENTS	207,294
Cash and cash equivalents – beginning of period	46,667
Cash and cash equivalents – end of period	$ 253,961
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ 9,985
Interest	$ 10,794

See notes to financial statements.

LEGEND SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

Credit risk

The Company maintains substantially all its cash balances in a limited number of financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013, at which time the insured limit is scheduled to decrease to $100,000. The Company did not have any uninsured cash balances at December 31, 2010, although at times during the year, the Company may have exceeded the insured limits. The Company performs periodic reviews of the relative credit rating of its banks to lower its risk.

Retail customer transactions are cleared through member firms of FINRA on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Company may be charged for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 3 – DUE FROM CLEARING AGENT

The Company maintains a deposit with its clearing agents totaling $262,904 at December 31, 2010. This deposit is held in an account in the Company's name by the clearing agent and is invested in a money market account.

NOTE 4 – MARKETABLE SECURITIES

At December 31, 2010, marketable securities consisted of the following:

Cost	$ 33,429
Gross unrealized gain	3,085
Market value	$ 36,514

The market value for the securities are determined utilizing level 1 inputs from quoted prices in an active market, as defined in SFAS No. 157, "Fair Value Measurements".

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 5 - NONMARKETABLE SECURITIES

During 2010, the Company received restricted shares in payment of certain fee totaling $93,600. The value of the restricted shares was determined based on the value of the underlying shares, which are considered to be level 1 values. At December 31, 2010, nonmarketable securities consisted of the following:

Cost	$ 750
Gross unrealized gain	--
Market value	$ 750

Note 6 - INVESTMENT IN QUANTEX CLEARING

In July 2010, the Company acquired a 100% membership ownership interest in Quantex Clearing LLC. The Company's parent, through a sale of its preferred stock, raised the funding needed in order for the Company to acquire the interest and provide Quantex with its initial capitalization. This funding is reflected as additional contributed capital on the Company's books. The Company contributed capital to Quantex totaling $11,050,689.

NOTE 7 – FURNITURE AND EQUIPMENT

Furniture and equipment at cost consist of the following:

Furniture and fixtures	$ 7,077
Leasehold improvements	13,203
Equipment	71,096
	91,376
Less accumulated depreciation	43,326
	$ 48,050

Depreciation expense for the year ended December 31, 2010 was $14,313.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($74,922 at December 31, 2010) or $100,000. At December 31, 2010, the net capital, as computed, was $251,569. Consequently, the Company had excess net capital of $151,569.

LEGEND SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Total
	Shares Authorized and Issued	Amount			Shares	Amount	
Balance – January 1, 2010	175,250,000	$17,525	$ 451,475	$ 28,009	(20,000)	$ --	$ 497,009
Contributed capital	--	--	11,050,689	--	--	--	11,050,689
Net income	--	--	--	113,313	--	--	113,313
Balance – December 31, 2010	175,250,000	$17,525	$11,502,164	$ 141,322	(20,000)	$ --	$11,661,011

See notes to financial statements

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 9 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock. The preferred shares may be designated in one or more series, with each series to have such designations, rights and preferences as may be determined from time to time by the Board of Directors.

On January 7, 2000, the Company amended its certificate of incorporation to designate 1,000,000 of the authorized shares of preferred stock as Series A Convertible Preferred Stock ("Series A"). Each share of Series A is convertible into 1 shares of the Company's Common Stock, subject to certain price adjustments. The Series A stock is to automatically convert into common stock upon the completion of a public offering of shares of the Company's common stock of at least $20 million. The shares are voting shares entitled to vote, based on the number of shares convertible into common shares, on all actions to be taken by the shareholders of the Company. These shares will be entitled to non-cumulative dividends at the rate of $.70 per share per annum. The Series A shares are entitled to a liquidation preference equal to $10 per share.

Common Stock

The Company was originally authorized to issue 10,000,000 shares of $.01 par value common stock. In December 2001, the Company amended its certificate of incorporation to increase the number of shares authorized to 200,000,000. In March 2002, the Company further amended its certificate of incorporation to correct for a technical error in the original filing to change the shares to have a par value of $.0001. The effect of the change in par value has been applied retroactively for all periods presented.

In January 2001, the Company issued 100,000 shares of the common stock in payment for additional commissions due to one of the Company's brokers. The shares were valued at $3,000, the book value and approximate market value for the shares on the date the shares were issued.

In December 2001, the Company issued 166,150,000 shares to International Monetary Corp. ("IMC") in exchange for $75,000. As a result IMC became the parent of the Company, owning approximately 99% of the outstanding shares. An additional $32,100 and $80,000 was contributed to the Company by its parent during 2003 and 2002, respectively. No additional shares were issued for these contributions. No additional funds were received nor were there shares issued in 2010.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 9 – STOCKHOLDERS' EQUITY (CONTINUED)

Treasury Stock

In December 2004, the Company repurchased 20,000 shares of the Company's common stock from one of its shareholders for $1. The shares are currently reflected as treasury stock and recorded using the cost method.

NOTE 10 – INCOME TAXES

The Company's income tax at December 31, 2010 consists of the following:

Current:		
Federal	$ --	
State	9,873	
		$ 9,873
Deferred:		
Federal	--	
State	--	
		--
Income taxes		$9,873

NOTE 10 - RETIREMENT PLAN

In August 2000, the Company adopted a qualified 401(k) plan for all employees who are twenty-one years of age and have completed one month of service. The Plan allows total employee contributions of up to 25% of the eligible employee's salary through salary reduction. The Company is not required to match any employee contribution. No contributions have been made to the plan through December 31, 2010.

NOTE 12 – SUBSEQUENT EVENTS

The Company evaluated the effects of all subsequent events through March 29, 2010, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

LEGEND SECURITIES, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Total stockholders' equity		$ 11,661,011
Deductions and/or charges:		
Other current assets	$ 70,125	
Non-allowable assets from brokers	195,026	
Not readily marketable securities	750	
Investment in affiliate	11,050,689	
Security deposits	35,500	
Furniture and equipment	48,050	
		11,400,140
Haircuts		9,302
Net capital		251,569
Minimum net capital		100,000
Excess net capital		$ 151,569
Aggregate indebtedness:		
Accounts payable and accrued expenses and loans from stockholders		$1,123,265
Ratio: aggregate indebtedness to net capital		4.46 to 1

See notes to financial statements.

LEGEND SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5
DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2010	$ 1,034,862
Reconciling Items: Additional accruals	88,403
	$1,123,265

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2010 as amended	$ 339,972
Reconciling Items: Additional expenses	(88,403)
	$ 251,569

SELIGSON
& GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE STOCKHOLDERS
LEGEND SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary information of Legend Securities, Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP
White Plains, NY
March 29, 2010

MARK BOYAR & COMPANY, INC.
FINANCIAL STATEMENTS
JANUARY 31, 2011



Gallo & Company CPA's LLP

MARK BOYAR & COMPANY, INC.
FINANCIAL STATEMENTS
JANUARY 31, 2011

MARK BOYAR & COMPANY, INC.

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